SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com July 18, 2016

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Securities and Exchange Commission

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RE:	Bancroft Fund Ltd.

N-2/A Filing (File Nos. 333-211322 and 811-02151)

Ladies and Gentlemen:

On behalf of Bancroft Fund Ltd. (the “Fund”), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder, and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”).

A fee of $10,070.00 to cover the registration fee under the Securities Act has been paid.

If you have any questions or require any further information with respect to this Registration Statement, please call me at (617) 573-4836 or Rick Prins at (212) 735-2790.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon